Polomar Health Services, Inc.

32866 US Hwy. 19 N

Palm Harbor, FL 34684

Tel: (727) 425-7575

December 11, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-290269)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Polomar Health Services, Inc. (the “Registrant”) hereby requests the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-290269) (the “Registration Statement”) so that it will become effective on Friday, December 12, 2025 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Very truly yours,

Polomar Health Services, Inc.

By:	/s/ Terrence M. Tierney
Name:	Terrence M. Tierney
Title:	President